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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                    AMENDMENT NO. 1



I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 a

      [X]   MERGER

      [  ]  LIQUIDATION

      [  ]  ABANDONMENT OF REGISTRATION

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and this form and complete verification at the end of the form.)

      [     ] Election of status as a BUSINESS DEVELOPMENT COMPANY (Note:
            Business Development Companies answer only questions 1 thorough 10 of this form and complete verification at the end of the form.)

2.    Name of fund:


      TRUST FOR SHORT-TERM U.S. GOVERNMENT SECURITIES


3.    Securities and Exchange Commission File No.:  811-2602

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

      [X]   Initial Application           [  ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City , State, Zip Code): 5800 CORPORATE DRIVE, PITTSBURGH, PENNSYLVANIA 15237-7000

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                                     MICHAEL MAYER

                               FEDERATED INVESTORS TOWER

                                  1001 LIBERTY AVENUE

                                 PITTSBURGH, PA 15222

                                    (412) 288-6812

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:

            REGISTRANT                    FEDERATED INVESTORS TOWER 1001 LIBERTY
                                          AVENUE PITTSBURGH, PA 15222-3779
                                          (NOTICES SHOULD BE SENT TO THE AGENT
                                          FOR SERVICE AT ABOVE ADDRESS)

                                          FEDERATED INVESTORS FUNDS
                                          5800 CORPORATE DRIVE
                                          PITTSBURGH, PA  15237-7000

            FEDERATED SHAREHOLDER         FEDERATED INVESTORS TOWER
            SERVICES COMPANY              1001 LIBERTY AVENUE
            ("TRANSFER AGENT AND          PITTSBURGH, PA 15222-3779

            DIVIDEND DISBURSING AGENT")

            FEDERATED SERVICES COMPANY    FEDERATED INVESTORS TOWER
            ("ADMINISTRATOR")             1001 LIBERTY AVENUE
                                          PITTSBURGH, PA  15222-3779

            FEDERATED MANAGEMENT          FEDERATED INVESTORS TOWER
            INVESTMENT COMPANY            1001 LIBERTY AVENUE
            ("ADVISER")                   PITTSBURGH, PA  15222-3779

            STATE STREET BANK AND         P.O. BOX 8600
            TRUST COMPANY                 BOSTON, MA 02266-8600
            ("CUSTODIAN")

NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.    Classification of fund (check only one):

      [X]   Management company;

      [  ]  Unit investment trust; or

      [  ]  Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [X]   Open-end                [  ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
      MASSACHUSETTS

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     PRIOR TO MARCH 31, 1999, THE FUND'S ADVISER WAS FEDERATED RESEARCH. ON MARCH 31, 1999, FEDERATED RESEARCH MERGED INTO FEDERATED ADVISERS. ON THE SAME DATE, FEDERATED ADVISERS CHANGED ITS NAME TO FEDERATED INVESTMENT MANAGEMENT COMPANY.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                              FEDERATED SECURITIES CORP.
                               FEDERATED INVESTORS TOWER
                                  1001 LIBERTY AVENUE
                               PITTSBURGH, PA 15222-3779

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?


            [  ]  Yes         [X]  No



      If Yes, for each UIT state:

            Name(s):

            File No.:  811-_______

            Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]   Yes         [  ]  No

      If Yes, state the date on which the board vote took place:
      NOVEMBER 17, 1998

      If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]   Yes         [  ]  No

      If Yes, state the date on which the shareholder vote took place:
      MARCH 22, 1999

      If No, explain:


II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [X]   Yes         [  ]  No

      (a)   If Yes, list the date(s) on which the fund made those distributions:
                                 APRIL 26, 1999

      (b)   Were the distributions made on the basis of net assets?

            [X]   Yes         [  ]  No

      (c)   Were the distributions made pro rata based on share ownership?

            [X]   Yes         [  ]  No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only:
            Were any distributions to shareholder made in kind?

            [  ]  Yes         [  ]  No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:
      Has the fund issued senior securities?

      [  ]        Yes         [  ]  No

      If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [X]         Yes         [  ]  No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b)   Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [  ]        Yes         [X]   No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [  ]        Yes         [X]   No

      If Yes,
      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

               [  ]  Yes      [  ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [  ]        Yes         [X]   No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
     Liquidation:


          (i)  Legal expenses: NO EXPENSES WERE BORNE BY THE FUND

          (ii) Accounting expenses: NO EXPENSES WERE BORNE BY THE FUND

          (iii)Other expenses (list and identify separately): NO EXPENSES WERE BORNE BY THE FUND


          (iv) Total expenses (sum of lines (i)-(iii) above): NO EXPENSES WERE BORNE BY THE FUND.

     (b)  How were those expenses allocated?: NO EXPENSES WERE BORNE BY THE FUND

      (c)   Who paid those expenses?  THE FUND'S ADVISER AND/OR ITS AFFILIATES.

      (d)   How did the fund pay for unamortized expenses (if any)?  N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [  ]        Yes         [X]   No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

      [  ]  Yes               [X]   No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [  ]  Yes               [X]   No

      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

26.   (a)   State the name of the fund surviving the Merger:
            MONEY MARKET OBLIGATIONS TRUST

(b)  State the  Investment  Company  Act file number of the fund  surviving  the
     Merger: 811-5950

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

            DEFINITIVE PROXY FILED ON FORM DEF14A, FEBRUARY 3, 1999 1933 ACT FILE NO. 2-54929
            1940 ACT FILE NO. 811-2602

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                     VERIFICATION



     The undersigned stated that (i) he has executed this Amendment No.1 to Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of TRUST FOR SHORT-TERM U.S. GOVERNMENT SECURITIES, (ii) he is the Secretary of TRUST FOR SHORT-TERM GOVERNMENT SECURITIES, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this amended Form N-8F application have been taken. The undersigned also states that the facts set forth in this amended Form N-8F application are true to the best of his knowledge, information and belief.


                                          (Signature)

                                          --------------------------
                                          John W. McGonigle
                                          Secretary